UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Rule 13e-100)

RULE 13E-3 TRANSACTION STATEMENT

Under Section 13(e) of the Securities Exchange Act of 1934

TRUNKBOW INTERNATIONAL HOLDINGS LIMITED

 (Name of Issuer)

TRUNKBOW INTERNATIONAL HOLDINGS LIMITED

TRUNKBOW MERGER GROUP LIMITED

TRUNKBOW INTERNATIONAL MERGER SUB LIMITED

Wanchun hou

qiang li

chief honour investments limited

capital melody limited

(Name of Persons Filing Statement)

Common Stock, par value US$0.001 per share

(Title of Class of Securities)

89818A102

(CUSIP Number of Class of Securities)

Trunkbow International Holdings Limited	Trunkbow Merger Group Limited
Unit 1217-1218, 12F of Tower B, Gemdale Plaza,	Trunkbow International Merger Sub Limited
No. 91 Jianguo Road, Chaoyang District, Beijing,	Wanchun Hou
People’s Republic of China 100022	Qiang Li
Attn: Yuanjun Ye	Chief Honour Investments Limited,
Tel: +86 10 85712518	Capital Melody Limited
Unit 1217-1218, 12F of Tower B,
Gemdale Plaza, No. 91 Jianguo Road,
Chaoyang District, Beijing,
People’s Republic of China 100022
Attn: Wanchun Hou
Tel: +86 10 85712518

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Lee Edwards, Esq.	Ling Huang, Esq.
Shearman & Sterling LLP	W. Clayton Johnson, Esq.
12th Floor East Tower, Twin Towers	Cleary Gottlieb Steen & Hamilton LLP
B-12 Jianguomenwai Dajie	Twin Towers - West (23Fl)
Beijing 100022, China	12 B Jianguomen Wai Da Jie, Chaoyang
Fax: +86 10 5922 8000	District, Beijing 100022, China
Tel: +86 10 5920 1000

This statement is filed in connection with (check the appropriate box):

☒          The filing of solicitation materials on an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐          The filing of a registration statement under the Securities Act of 1933.

☐          A tender offer.

☐          None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
US$30,149,134.32	US$3,883.21

*          The proposed maximum aggregate value of the transaction for purposes of calculating the filing fee is US$30,149,134.32. The maximum aggregate value of the transaction was calculated based upon the product of 20,650,092 shares of Company common stock subject to the transaction (consisting of the 36,807,075 shares of Company common stock outstanding as of December 19, 2013 minus 16,156,983 shares of Company common stock owned by Rollover Stockholders) multiplied by US$1.46 merger consideration.

**          The amount of the filing fee, calculated in accordance with Exchange Act Rule 0-11(b)(1) and the Securities and Exchange Commission Fee Rate Advisory #1 for Fiscal Year 2014, was calculated by multiplying the Transaction Valuation by 0.00012880.

☒          Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: US$3,883.21

Form or Registration No.: Schedule 14A

Filing Party: Trunkbow International Holdings Limited

Date Filed: December 20, 2013

Introduction

This Rule 13e-3 transaction statement on Schedule 13E-3, together with the exhibits hereto (this “Schedule 13E-3” or “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (a) Trunkbow International Holdings Limited, a Nevada corporation (the “Company”), the issuer of the registered shares of Company common stock, par value US$0.001 per share (each, a “Share” and collectively, the “Shares”), that is subject to the transaction pursuant to Rule 13e-3 under the Exchange Act; (b) Trunkbow Merger Group Limited, a business company with limited liability incorporated under the laws of the British Virgin Islands (“Parent”); (c) Trunkbow International Merger Sub Limited, a Nevada corporation and a direct wholly owned subsidiary of Parent (“Merger Sub”); (d) Dr. Wanchun Hou, chairman of the board of directors of the Company (“Dr. Hou”); (e) Mr. Qiang Li, chief executive officer and a director of the Company (“Mr. Li”); (f) Chief Honour Investments Limited, a British Virgin Islands Company; and (g) Capital Melody Limited, a British Virgin Islands Company. Dr. Hou, Mr. Li, Chief Honour Investments Limited and Capital Melody Limited are collectively referred to as the “Rollover Stockholders.” Parent, Merger Sub and Rollover Stockholders are collectively referred to as the “buyer group.”

On December 10, 2013, Parent, Merger Sub and the Company entered into an Agreement and Plan of Merger (the “merger agreement”) providing for the merger of Merger Sub with and into the Company (the “merger”), with the Company surviving the merger as a wholly owned subsidiary of Parent. At the effective time of the merger, Parent and the Company will be beneficially owned by Dr. Hou and Mr. Li.

Concurrently with the filing of this Schedule 13E-3, the Company is filing with the SEC a preliminary proxy statement (the “Proxy Statement”) under Regulation 14A of the Exchange Act, relating to a special meeting of the stockholders of the Company at which the stockholders of the Company will consider and vote upon, a proposal to adopt the merger agreement and to approve the adjournment of the special meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the special meeting to adopt the merger agreement. A copy of the Proxy Statement is attached hereto as Exhibit (a)(1) and a copy of the merger agreement is attached as Annex A to the Proxy Statement and is incorporated herein by reference. As of the date hereof, the proxy statement is in preliminary form and is subject to completion.

At the effective time of the merger, each Share issued and outstanding immediately prior to the effective time of the merger will be converted into the right to receive an amount in cash equal to US$1.46 (the “merger consideration”) without interest, except for Shares (i) held by the Company as treasury stock or (ii) owned, directly or indirectly, by Parent, Merger Sub or any wholly owned subsidiary of the Company, including Shares contributed to Parent by the Rollover Stockholders pursuant to the contribution agreement immediately prior to the closing, which will be cancelled and will not be converted into the right to receive the merger consideration.

At the effective time of the merger, each warrant (each, a “Company warrant”) to purchase Shares that is then outstanding and unexercised will remain outstanding.  From and after the effective time of the merger, pursuant to the terms of such Company warrants, (i) each Company warrant will represent the right to receive, upon due exercise in accordance with its terms, including payment of the applicable cash exercise price, only the merger consideration with respect to each Share subject to such Company warrant, and (ii) in no circumstances will holders of Company warrants be entitled to receive Shares or other securities of any of the Company, the surviving corporation or Parent upon any exercise of Company warrants.

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The merger remains subject to the satisfaction or waiver of the conditions set forth in the merger agreement, including the affirmative vote of both (i) the holders of a majority of the outstanding Shares and (ii) the holders of a majority of the Shares (excluding the Shares held by Dr. Hou and Mr. Li and their respective affiliates). Based on the number of Shares expected to be outstanding on the record date, the adoption of the merger agreement requires the affirmative vote of at least 10,325,047 Shares owned the Company’s stockholders other than the Rollover Stockholders (representing approximately 28.1% of the total outstanding Shares).

The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3. Pursuant to General Instruction F to Schedule 13E-3, the information contained in the Proxy Statement, including all annexes thereto, is incorporated in its entirety herein by this reference, and the responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Proxy Statement and the annexes thereto. Capitalized terms used but not defined in this Schedule 13E-3 shall have the meanings given to them in the Proxy Statement.

All information contained in this Schedule 13E-3 concerning each Filing Person has been supplied by such Filing Person.

Item 1	Summary Term Sheet.

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET RELATED TO THE MERGER”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

Item 2	Subject Company Information.

(a)          Name and Address. The information contained in the section of the Proxy Statement entitled “SUMMARY TERM SHEET RELATED TO THE MERGER—The Parties” is incorporated herein by reference.

(b)          Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“THE SPECIAL MEETING—Record Date; Stockholders Entitled to Vote; Quorum”

“COMMON STOCK OWNERSHIP OF MANAGEMENT AND CERTAIN BENEFICIAL OWNERS”

“COMMON STOCK TRANSACTION INFORMATION”

The exact title of each class of the subject equity securities is “Common stock, par value US$0.001 per share of Trunkbow International Holdings Limited.”

(c)          Trading Market and Price. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“MARKET PRICE AND DIVIDEND INFORMATION”

(d)          Dividends. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“MARKET PRICE AND DIVIDEND INFORMATION”

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(e)          Prior Public Offerings. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“COMMON STOCK TRANSACTION INFORMATION”

(f)          Prior Stock Purchases. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“COMMON STOCK TRANSACTION INFORMATION”

Item 3	Identity and Background of Filing Person.

(a)          Name and Address. Trunkbow International Holdings Limited is the subject company. The information set forth in the Proxy Statement contained in the sections of the Proxy Statement entitled “SUMMARY TERM SHEET RELATED TO THE MERGER—The Parties” and “Annex D—Directors and Executive Officers of Each Filing Person” is incorporated herein by reference.

(b)          Business and Background of Entities. The information set forth in the Proxy Statement contained in the sections of the Proxy Statement entitled “SUMMARY TERM SHEET RELATED TO THE MERGER—The Parties” and “Annex D—Directors and Executive Officers of Each Filing Person” is incorporated herein by reference.

(c)          Business and Background of Natural Persons. The information set forth in the Proxy Statement contained in the sections of the Proxy Statement entitled “SUMMARY TERM SHEET RELATED TO THE MERGER—The Parties” and “Annex d—Directors and Executive Officers of Each Filing Person” is incorporated herein by reference.

Item 4	Terms of the Transaction.

(a) (1)         Material Terms – Tender Offers. Not applicable.

(a) (2)         Material Terms – Mergers or Similar Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET RELATED TO THE MERGER”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“SPECIAL FACTORS RELATING TO THE MERGER—Background of the Merger”

“SPECIAL FACTORS RELATING TO THE MERGER—Purposes and Reasons of Our Board of Directors and Special Committee for the Merger”

“SPECIAL FACTORS RELATING TO THE MERGER—Recommendation of Our Board of Directors and Special Committee; Reasons for Recommending the Adoption of the Merger Agreement; Fairness of the Merger”

“SPECIAL FACTORS RELATING TO THE MERGER— Purposes and Reasons of the Buyer Group for the Merger”

“SPECIAL FACTORS RELATING TO THE MERGER—Positions of the Buyer Group Regarding the Fairness of the Merger”

“THE SPECIAL MEETING—Record Date; Stockholders Entitled to Vote; Quorum”

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“SPECIAL FACTORS RELATING TO THE MERGER—Material United States Federal Income Tax Consequences”

“SPECIAL FACTORS RELATING TO THE MERGER—Material PRC Tax Consequences”

Annex A—AGREEMENT AND PLAN OF MERGER

(c)          Different Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET RELATED TO THE MERGER”

“SPECIAL FACTORS RELATING TO THE MERGER—Interests of Certain Persons in the Merger”

“SPECIAL FACTORS RELATING TO THE MERGER—Certain Effects of the Merger”

“SPECIAL FACTORS RELATING TO THE MERGER—Financing of the Merger”

“THE SPECIAL MEETING—Stock Ownership and Interests of Certain Persons”

“THE MERGER AGREEMENT—Merger Consideration”

“THE MERGER AGREEMENT—Treatment of Company Warrants”

Annex A—AGREEMENT AND PLAN OF MERGER

(d)          Appraisal Rights. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET RELATED TO THE MERGER”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“APPRAISAL RIGHTS”

(e)          Provisions for Unaffiliated Security Holders. The information set forth in the Proxy Statement under “SPECIAL FACTORS RELATING TO THE MERGER—Recommendation of Our Board of Directors and Special Committee; Reasons for Recommending the Adoption of the Merger Agreement; Fairness of the Merger,” is incorporated herein by reference. There have been no other provisions in connection with the merger to grant unaffiliated security holders access to the corporate files of the Filing Persons or to obtain counsel or appraisal services at the expense of the Filing Persons.

(f)          Eligibility for Listing or Trading. Not applicable.

Item 5	Past Contacts, Transactions, Negotiations and Agreements.

(a)          Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET RELATED TO THE MERGER”

“SPECIAL FACTORS RELATING TO THE MERGER—Background of the Merger”

“SPECIAL FACTORS RELATING TO THE MERGER—Interests of Certain Persons in the Merger”

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“SPECIAL FACTORS RELATING TO THE MERGER— Relationship Between Us and Buyer Group”

“THE MERGER AGREEMENT”

“COMMON STOCK TRANSACTION INFORMATION”

Annex A—AGREEMENT AND PLAN OF MERGER

(b)          Significant Corporate Events. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET RELATED TO THE MERGER”

“SPECIAL FACTORS RELATING TO THE MERGER—Background of the Merger”

“SPECIAL FACTORS RELATING TO THE MERGER—Recommendation of Our Board of Directors and Special Committee; Reasons for Recommending the Adoption of the Merger Agreement; Fairness of the Merger”

“SPECIAL FACTORS RELATING TO THE MERGER— Purposes and Reasons of the Buyer Group for the Merger”

“SPECIAL FACTORS RELATING TO THE MERGER—Interests of Certain Persons in the Merger”

“THE MERGER AGREEMENT”

Annex A—AGREEMENT AND PLAN OF MERGER

(c)          Negotiations or Contacts. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference.

“SPECIAL FACTORS RELATING TO THE MERGER—Background of the Merger”

“SPECIAL FACTORS RELATING TO THE MERGER—Interests of Certain Persons in the Merger”

“THE MERGER AGREEMENT”

Annex A—AGREEMENT AND PLAN OF MERGER

(e)          Agreements Involving the Subject Company’s Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET RELATED TO THE MERGER”

“SPECIAL FACTORS RELATING TO THE MERGER—Background of the Merger”

“SPECIAL FACTORS RELATING TO THE MERGER—Interests of Certain Persons in the Merger”

“SPECIAL FACTORS RELATING TO THE MERGER—Financing of the Merger”

“THE SPECIAL MEETING—Stock Ownership and Interests of Certain Persons”

“THE MERGER AGREEMENT”

“COMMON STOCK TRANSACTION INFORMATION”

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Annex A—AGREEMENT AND PLAN OF MERGER

Item 6	Purposes of the Transaction and Plans or Proposals.

(b)          Use of Securities Acquired. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET RELATED TO THE MERGER”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“SPECIAL FACTORS RELATING TO THE MERGER—Certain Effects of the Merger”

“SPECIAL FACTORS RELATING TO THE MERGER—Plans for the Company after the Merger”

“THE MERGER AGREEMENT”

Annex A—AGREEMENT AND PLAN OF MERGER

(c)(1)-(8)         Plans. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET RELATED TO THE MERGER”

“SPECIAL FACTORS RELATING TO THE MERGER—Background of the Merger”

“SPECIAL FACTORS RELATING TO THE MERGER—Purposes and Reasons of Our Board of Directors and Special Committee for the Merger”

“SPECIAL FACTORS RELATING TO THE MERGER—Recommendation of Our Board of Directors and Special Committee; Reasons for Recommending the Adoption of the Merger Agreement; Fairness of the Merger”

“SPECIAL FACTORS RELATING TO THE MERGER— Purposes and Reasons of the Buyer Group for the Merger”

“SPECIAL FACTORS RELATING TO THE MERGER—Certain Effects of the Merger”

“SPECIAL FACTORS RELATING TO THE MERGER—Plans for the Company after the Merger”

“SPECIAL FACTORS RELATING TO THE MERGER—Financing of the Merger”

“SPECIAL FACTORS RELATING TO THE MERGER—Interests of Certain Persons in the Merger”

“SPECIAL FACTORS RELATING TO THE MERGER—Dividends”

“SPECIAL FACTORS RELATING TO THE MERGER—Delisting and Deregistration of Company Common Stock”

“THE SPECIAL MEETING—Stock Ownership and Interests of Certain Persons”

“THE MERGER AGREEMENT”

“MARKET PRICE AND DIVIDEND INFORMATION”

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Annex A—AGREEMENT AND PLAN OF MERGER

Annex B—LIMITED GUARANTY

Item 7	Purposes, Alternatives, Reasons and Effects.

(a)          Purposes. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET RELATED TO THE MERGER”

“SPECIAL FACTORS RELATING TO THE MERGER—Background of the Merger”

“SPECIAL FACTORS RELATING TO THE MERGER—Purposes and Reasons of Our Board of Directors and Special Committee for the Merger”

“SPECIAL FACTORS RELATING TO THE MERGER—Recommendation of Our Board of Directors and Special Committee; Reasons for Recommending the Adoption of the Merger Agreement; Fairness of the Merger”

“SPECIAL FACTORS RELATING TO THE MERGER— Purposes and Reasons of the Buyer Group for the Merger”

“SPECIAL FACTORS RELATING TO THE MERGER—Certain Effects of the Merger”

“SPECIAL FACTORS RELATING TO THE MERGER—Plans for the Company after the Merger”

“THE MERGER AGREEMENT”

Annex A—AGREEMENT AND PLAN OF MERGER

(b)          Alternatives. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special factors relating to the merger—Background of the Merger”

“SPECIAL FACTORS RELATING TO THE MERGER—Purposes and Reasons of Our Board of Directors and Special Committee for the Merger”

“Special factors relating to the merger—Recommendation of Our Board of Directors and Special Committee; Reasons for Recommending the Adoption of the Merger Agreement; Fairness of the Merger”

“Special factors relating to the merger— Positions of the Buyer Group Regarding the Fairness of the Merger”

“Special factors relating to the merger— Purposes and Reasons of the Buyer Group for the Merger”

“Special factors relating to the merger—Effects on the Company if the Merger is not Completed”

(c)          Reasons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET RELATED TO THE MERGER”

“SPECIAL FACTORS RELATING TO THE MERGER—Background of the Merger”

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“SPECIAL FACTORS RELATING TO THE MERGER—Purposes and Reasons of Our Board of Directors and Special Committee for the Merger”

“SPECIAL FACTORS RELATING TO THE MERGER—Recommendation of Our Board of Directors and Special Committee; Reasons for Recommending the Adoption of the Merger Agreement; Fairness of the Merger”

“Special factors relating to the merger—Opinion of Duff & Phelps, Financial Advisor to the Special Committee”

“SPECIAL FACTORS RELATING TO THE MERGER— Purposes and Reasons of the Buyer Group for the Merger”

(d)          Effects. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET RELATED TO THE MERGER”

“SPECIAL FACTORS RELATING TO THE MERGER—Purposes and Reasons of Our Board of Directors and Special Committee for the Merger”

“SPECIAL FACTORS RELATING TO THE MERGER—Purposes and Reasons of the Buyer Group for the Merger”

“SPECIAL FACTORS RELATING TO THE MERGER—Certain Effects of the Merger”

“SPECIAL FACTORS RELATING TO THE MERGER—Effects on the Company if the Merger is not Completed”

“SPECIAL FACTORS RELATING TO THE MERGER—Plans for the Company after the Merger”

“SPECIAL FACTORS RELATING TO THE MERGER—Interests of Certain Persons in the Merger”

“SPECIAL FACTORS RELATING TO THE MERGER—Delisting and Deregistration of Company Common Stock”

“THE MERGER AGREEMENT—Articles of Incorporation and Bylaws; Directors and Officers of the Surviving Corporation”

“THE MERGER AGREEMENT—Merger Consideration”

“THE MERGER AGREEMENT—Treatment of Company Warrants”

“SPECIAL FACTORS RELATING TO THE MERGER—Material United States Federal Income Tax Consequences”

“SPECIAL FACTORS RELATING TO THE MERGER—Material PRC Tax Consequences”

“APPRAISAL RIGHTS”

Annex A—AGREEMENT AND PLAN OF MERGER

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Item 8	Fairness of the Transaction.

(a), (b)          Fairness; Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET RELATED TO THE MERGER”

“SPECIAL FACTORS RELATING TO THE MERGER—Background of the Merger”

“SPECIAL FACTORS RELATING TO THE MERGER—Opinion of Duff & Phelps, Financial Advisor to the Special Committee”

“SPECIAL FACTORS RELATING TO THE MERGER—Recommendation of Our Board of Directors and Special Committee; Reasons for Recommending the Adoption of the Merger Agreement; Fairness of the Merger”

“SPECIAL FACTORS RELATING TO THE MERGER— Positions of the Buyer Group Regarding the Fairness of the Merger”

“SPECIAL FACTORS RELATING TO THE MERGER—Interests of Certain Persons in the Merger”

Annex C—FINANCIAL ADVISOR OPINION

(c)          Approval of Security Holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET RELATED TO THE MERGER”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“THE SPECIAL MEETING—Record Date; Stockholders Entitled to Vote; Quorum”

“THE SPECIAL MEETING—Vote Required”

“THE MERGER AGREEMENT—Conditions to the Merger”

Annex A—AGREEMENT AND PLAN OF MERGER

(d)          Unaffiliated Representative. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET RELATED TO THE MERGER”

“SPECIAL FACTORS RELATING TO THE MERGER—Background of the Merger”

“SPECIAL FACTORS RELATING TO THE MERGER—Recommendation of Our Board of Directors and Special Committee; Reasons for Recommending the Adoption of the Merger Agreement; Fairness of the Merger”

“SPECIAL FACTORS RELATING TO THE MERGER—Opinion of Duff & Phelps, Financial Advisor to the Special Committee”

Annex C—FINANCIAL ADVISOR OPINION

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(e)          Approval of Directors. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET RELATED TO THE MERGER”

“SPECIAL FACTORS RELATING TO THE MERGER—Background of the Merger”

“SPECIAL FACTORS RELATING TO THE MERGER—Purposes and Reasons of Our Board of Directors and Special Committee for the Merger”

“SPECIAL FACTORS RELATING TO THE MERGER—Recommendation of Our Board of Directors and Special Committee; Reasons for Recommending the Adoption of the Merger Agreement; Fairness of the Merger”

(f)          Other Offers. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS RELATING TO THE MERGER—Background of the Merger”

“SPECIAL FACTORS RELATING TO THE MERGER—Recommendation of Our Board of Directors and Special Committee; Reasons for Recommending the Adoption of the Merger Agreement; Fairness of the Merger”

Item 9	Reports, Opinions, Appraisals and Negotiations.

(a)-(c)    Report, opinion or appraisal; Preparer and summary of the report, opinion or appraisal; Availability of documents. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference.

“SUMMARY TERM SHEET RELATED TO THE MERGER”

“SPECIAL FACTORS RELATING TO THE MERGER—Background of the Merger”

“SPECIAL FACTORS RELATING TO THE MERGER—Opinion of Duff & Phelps, Financial Advisor to the Special Committee”

“WHERE YOU CAN FIND MORE INFORMATION”

Annex C—FINANCIAL ADVISOR OPINION

The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested holder of the Shares or his, her or its representative who has been so designated in writing.

Item 10	Source and Amounts of Funds or Other Consideration.

(a), (b)   Source of Funds; Conditions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET RELATED TO THE MERGER”

“SPECIAL FACTORS RELATING TO THE MERGER—Financing of the Merger”

“THE MERGER AGREEMENT—Financing”

Annex A—AGREEMENT AND PLAN OF MERGER

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(c)          Expenses. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET RELATED TO THE MERGER”

“SPECIAL FACTORS RELATING TO THE MERGER—Effects on the Company if the Merger is not Completed”

“SPECIAL FACTORS RELATING TO THE MERGER—Fees and Expenses”

“THE MERGER AGREEMENT—Termination of the Merger Agreement”

“THE MERGER AGREEMENT—Termination Fee”

Annex A—AGREEMENT AND PLAN OF MERGER

(d)          Borrowed Funds. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET RELATED TO THE MERGER”

“SPECIAL FACTORS RELATING TO THE MERGER—Financing of the Merger”

Item 11	Interest in Securities of the Subject Company.

(a)          Securities Ownership. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET RELATED TO THE MERGER”

“SPECIAL FACTORS RELATING TO THE MERGER—Interests of Certain Persons in the Merger”

“COMMON STOCK OWNERSHIP OF MANAGEMENT AND CERTAIN BENEFICIAL OWNERS”

(b)          Securities Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS RELATING TO THE MERGER—Interests of Certain Persons in the Merger”

“SPECIAL FACTORS RELATING TO THE MERGER—Background of the Merger”

“THE MERGER AGREEMENT”

“COMMON STOCK TRANSACTION INFORMATION”

Annex A—AGREEMENT AND PLAN OF MERGER

Item 12	The Solicitation or Recommendation.

(d)          Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET RELATED TO THE MERGER”

“SPECIAL FACTORS RELATING TO THE MERGER—Interests of Certain Persons in the Merger”

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“SPECIAL FACTORS RELATING TO THE MERGER—Purposes and Reasons of Our Board of Directors and Special Committee for the Merger”

“SPECIAL FACTORS RELATING TO THE MERGER—Recommendation of Our Board of Directors and Special Committee; Reasons for Recommending the Adoption of the Merger Agreement; Fairness of the Merger”

“THE SPECIAL MEETING—Vote Required”

“THE SPECIAL MEETING—Stock Ownership and Interests of Certain Persons”

“COMMON STOCK OWNERSHIP OF MANAGEMENT AND CERTAIN BENEFICIAL OWNERS”

(e)          Recommendation of Others. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET RELATED TO THE MERGER—Recommendation of Our Board of Directors and Special Committee; Reasons for Recommending the Adoption of the Merger Agreement; Fairness of the Merger”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“SPECIAL FACTORS RELATING TO THE MERGER—Purposes and Reasons of Our Board of Directors and Special Committee for the Merger”

“SPECIAL FACTORS RELATING TO THE MERGER—Recommendation of Our Board of Directors and Special Committee; Reasons for Recommending the Adoption of the Merger Agreement; Fairness of the Merger”

“SPECIAL FACTORS RELATING TO THE MERGER— Positions of the Buyer Group Regarding the Fairness of the Merger”

“THE SPECIAL MEETING—Recommendation of Our Board of Directors and Special Committee”

Item 13	Financial Statements.

(a)          Financial Information. The audited consolidated financial statements of the Company as of and for the years ended December 31, 2011 and 2012 are incorporated herein by reference to the Company’s Annual Report on Form 10-K for the year ended December 31, 2012. The unaudited consolidated financial statements of the Company as of and for the fiscal quarter ended September 30, 2013 are incorporated herein by reference to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2013.

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET RELATED TO THE MERGER”

“SELECTED FINANCIAL INFORMATION”

“WHERE YOU CAN FIND MORE INFORMATION”

(b)          Pro Forma Information. Not applicable.

12

Item 14	Persons/Assets, Retained, Employed, Compensated Or Used.

(a)          Solicitations or Recommendations. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET RELATED TO THE MERGER”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“SPECIAL FACTORS RELATING TO THE MERGER—Background of the Merger”

“SPECIAL FACTORS RELATING TO THE MERGER—Recommendation of Our Board of Directors and Special Committee; Reasons for Recommending the Adoption of the Merger Agreement; Fairness of the Merger”

“SPECIAL FACTORS RELATING TO THE MERGER—Fees and Expenses”

“THE SPECIAL MEETING—Solicitation of Proxies”

(b)          Employees and Corporate Assets. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET RELATED TO THE MERGER”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“SPECIAL FACTORS RELATING TO THE MERGER—Background of the Merger”

“SPECIAL FACTORS RELATING TO THE MERGER—Recommendation of Our Board of Directors and Special Committee; Reasons for Recommending the Adoption of the Merger Agreement; Fairness of the Merger”

“SPECIAL FACTORS RELATING TO THE MERGER—Interests of Certain Persons in the Merger”

“THE SPECIAL MEETING—Solicitation of Proxies”

ANNEX D—DIRECTORS AND EXECUTIVE OFFICERS OF EACH FILING PERSON

Item 15	Additional Information.

(b)         Golden Parachute Compensation. Not applicable.

(c)          Other Material Information. The entirety of the Proxy Statement, including all Annexes thereto, is incorporated herein by reference.

Item 16	Exhibits.

(a)(1) Preliminary Proxy Statement of Trunkbow International Holdings Limited, incorporated by reference to the Schedule 14A filed with the SEC on December 20, 2013.

(a)(2) Form of Proxy Card, incorporated herein by reference to the Proxy Statement.

(a)(3) Notice of Special Meeting of Stockholders of the Company, incorporated herein by reference to the Proxy Statement.

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(a)(4) Press Release dated December 10, 2013, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by the Company to the SEC on December 10, 2013.

(b) Facility Letter by and among Chief Honour Investments Limited, Capital Melody Limited and China Minsheng Banking Corp., Ltd. Hong Kong Branch, dated December 6, 2013, incorporated by reference to Exhibit 7.10 to the Schedule 13D/A filed by Dr. Hou, Chief Honour Investments Limited, Mr. Li and Capital Melody Limited with the SEC on December 11, 2013.

(c)(1) Opinion of Duff & Phelps, LLC, dated December 10, 2013, incorporated herein by reference to Annex C to the Proxy Statement.

(c)(2) Presentation Materials prepared by Duff & Phelps, LLC for discussion with the special committee of the board of directors of the Company, dated December 10, 2013.

(d)(1) Agreement and Plan of Merger by and among the Company, Parent and Merger Sub, dated December 10, 2013, incorporated herein by reference to Annex A to the Proxy Statement.

(d)(2) Limited Guaranty by Dr. Hou and Mr. Li in favor of the Company, dated December 10, 2013, incorporated herein by reference to Annex B to the Proxy Statement.

(d)(3) Commitment Letter by and among Dr. Hou, Mr. Li and Parent, dated December 10, 2013, incorporated by reference to Exhibit 7.08 to the Schedule 13D/A filed by Dr. Hou, Chief Honour Investments Limited, Mr. Li and Capital Melody Limited with the SEC on December 11, 2013.

(d)(4) Contribution Agreement by and among Dr. Hou, Chief Honour Investments Limited, Mr. Li, Capital Melody Limited and Parent, dated December 10, 2013, incorporated by reference to Exhibit 7.07 to the Schedule 13D/A filed by Dr. Hou, Chief Honour Investments Limited, Mr. Li and Capital Melody Limited with the SEC on December 11, 2013.

(d)(5) Share Transfer Agreement by and between Lao Chi Weng and Dr. Hou, dated September 21, 2009, incorporated by reference to Exhibit 7.02 to the Schedule 13D filed by Dr. Hou, Chief Honour Investments Limited, Mr. Li and Capital Melody Limited with the SEC on November 6, 2012.

(d)(6) Share Transfer Agreement by and between Lao Chi Weng and Mr. Li, dated September 21, 2009, incorporated by reference to Exhibit 7.03 to the Schedule 13D filed by Dr. Hou, Chief Honour Investments Limited, Mr. Li and Capital Melody Limited with the SEC on November 6, 2012.

(d)(7) Entrustment Agreement by and between Chief Honour Investments Limited, Capital Melody Limited, Dr. Hou and Mr. Li, dated May 30, 2011, incorporated by reference to Exhibit 7.04 to the Schedule 13D filed by Dr. Hou, Chief Honour Investments Limited, Mr. Li and Capital Melody Limited with the SEC on November 6, 2012.

(f) Not applicable.

(g) Not applicable.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of December 20, 2013

Trunkbow International Holdings Limited

By:	/s/ Kokhui Tan
	Name:	Kokhui Tan
	Title:	Director

Trunkbow Merger Group Limited

By:	/s/ Wanchun Hou
	Name:	Wanchun Hou
	Title:	Director

Trunkbow International Merger Sub Limited

By:	/s/ Wanchun Hou
	Name:	Wanchun Hou
	Title:	Director

Wanchun Hou

/s/ Wanchun Hou

Qiang Li

/s/ Qiang Li

Chief Honour Investments Limited

By:	/s/ Wanchun Hou
	Name:	Wanchun Hou
	Title:	Director

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Capital Melody Limited

By:	/s/ Qiang Li
	Name:	Qiang Li
	Title:	Director

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EXHIBIT INDEX

(a)(1) Preliminary Proxy Statement of Trunkbow International Holdings Limited, incorporated by reference to the Schedule 14A filed with the SEC on December 20, 2013.

(a)(2) Form of Proxy Card, incorporated herein by reference to the Proxy Statement.

(a)(3) Notice of Special Meeting of Stockholders of the Company, incorporated herein by reference to the Proxy Statement.

(a)(4) Press Release dated December 10, 2013, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by the Company to the SEC on December 10, 2013.

(b) Facility Letter by and among Chief Honour Investments Limited, Capital Melody Limited and China Minsheng Banking Corp., Ltd. Hong Kong Branch, dated December 6, 2013, incorporated by reference to Exhibit 7.10 to the Schedule 13D/A filed by Dr. Hou, Chief Honour Investments Limited, Mr. Li and Capital Melody Limited with the SEC on December 11, 2013.

(c)(1) Opinion of Duff & Phelps, LLC, dated December 10, 2013, incorporated herein by reference to Annex C to the Proxy Statement.

(c)(2) Presentation Materials prepared by Duff & Phelps, LLC for discussion with the special committee of the board of directors of the Company, dated December 10, 2013.

(d)(1) Agreement and Plan of Merger by and among the Company, Parent and Merger Sub, dated December 10, 2013, incorporated herein by reference to Annex A to the Proxy Statement.

(d)(2) Limited Guaranty by Dr. Hou and Mr. Li in favor of the Company, dated December 10, 2013, incorporated herein by reference to Annex B to the Proxy Statement.

(d)(3) Commitment Letter by and among Dr. Hou, Mr. Li and Parent, dated December 10, 2013, incorporated by reference to Exhibit 7.08 to the Schedule 13D/A filed by Dr. Hou, Chief Honour Investments Limited, Mr. Li and Capital Melody Limited with the SEC on December 11, 2013.

(d)(4) Contribution Agreement by and among Dr. Hou, Chief Honour Investments Limited, Mr. Li, Capital Melody Limited and Parent, dated December 10, 2013, incorporated by reference to Exhibit 7.07 to the Schedule 13D/A filed by Dr. Hou, Chief Honour Investments Limited, Mr. Li and Capital Melody Limited with the SEC on December 11, 2013.

(d)(5) Share Transfer Agreement by and between Lao Chi Weng and Dr. Hou, dated September 21, 2009, incorporated by reference to Exhibit 7.02 to the Schedule 13D filed by Dr. Hou, Chief Honour Investments Limited, Mr. Li and Capital Melody Limited with the SEC on November 6, 2012.

(d)(6) Share Transfer Agreement by and between Lao Chi Weng and Mr. Li, dated September 21, 2009, incorporated by reference to Exhibit 7.03 to the Schedule 13D filed by Dr. Hou, Chief Honour Investments Limited, Mr. Li and Capital Melody Limited with the SEC on November 6, 2012.

(d)(7) Entrustment Agreement by and between Chief Honour Investments Limited, Capital Melody Limited, Dr. Hou and Mr. Li, dated May 30, 2011, incorporated by reference to Exhibit 7.04 to the Schedule 13D filed by Dr. Hou, Chief Honour Investments Limited, Mr. Li and Capital Melody Limited with the SEC on November 6, 2012.

(f) Not applicable.

(g) Not applicable.

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